Via Facsimile and U.S. Mail
Mail Stop 6010

June 15, 2007

Frank J. Bramanti
Chief Executive Officer
HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, Texas 77040-6094

Re: **HCC Insurance Holdings, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed March 1, 2007
        File Number: 001-13790

Dear Mr. Bramanti:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

(2) Acquisitions, Goodwill and Disposition, page F-16

1.   Please provide to us in disclosure type format a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill for the acquisition of the Health Products Division of Allianz in accordance with paragraph 51(b) of SFAS 141. Also explain to us why this acquisition did not result in any identifiable intangible assets and why you do not include pro forma financial information in accordance with paragraph 54 of SFAS 141.

 (6) Notes Payable, page F-25

2.   We note that both of the notes outstanding contain features that may change the conversion price "under certain conditions." Please provide to us in disclosure

type format a discussion of these certain conditions, and how they will affect the conversion price.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant